UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2013

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated February 28, 2013.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2012 RESULTS

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $27.3 million and operating income of $46.0 million for the fourth quarter of 2012

•	Generated distributable cash flow of $22.4 million for the fourth quarter of 2012

•	Distribution increased to $0.50 per unit for the fourth quarter of 2012

•	Completed second follow-on offering raising net proceeds of approximately $180 million

•	Completion of acquisition of interests in the companies that lease and operate the LNG carrier Golar Grand

•	Issued and listed NOK 1,300 million bonds in the Norwegian market (approximately $227 million) and repaid $222 million vendor loan from Golar LNG Limited in respect of the Golar Freeze acquisition

•	The $155 million vendor loan from Golar LNG Limited in respect of the Nusantara Regas Satu (“NR Satu”) acquisition is repaid following the successful completion of the NR Satu refinancing

Subsequent events

•	Increase in distribution announced following the completion of acquisition of interest in the company that owns and operates the LNG carrier Golar Maria

•	Completed third follow-on equity offering raising total net proceeds of approximately $130 million

Financial Results Overview
Golar LNG Partners LP (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $27.3 million and operating income of $46.0 million for the fourth quarter of 2012 ("the fourth quarter"), as compared to net income attributable to unit holders of $25.2 million and operating profit of $35.5 million for the fourth quarter of 20111.

1Following the acquisition of the Golar Grand and NR Satu from Golar, the comparative results for the fourth quarter and year ended 2011 assume that the Golar Grand and NR Satu were wholly owned by the Partnership for the entire period that the vessels have been under the common control of Golar.

As required by US GAAP, following the acquisition of the LNG carrier, the Golar Grand from Golar LNG Limited ("Golar" or "Golar LNG"), the results for the fourth quarter and year ended December 31, 2012 and comparative numbers for the fourth quarter and year ended December 31, 2011 assume that the Golar Grand was wholly owned by the Partnership for the entire period that the vessel has been under the common control of Golar. These results therefore include the historical carved out results of the Golar Grand.
There was a significant improvement in operating results for the fourth quarter of 2012 compared to the same period in 2011 due largely to the contribution of the NR Satu. This is because the NR Satu was on hire throughout the fourth quarter of 2012 but was undergoing its conversion to an FSRU during the fourth quarter of 2011 and, therefore, not generating revenues. The Golar Spirit was offhire from December 11, 2012, as planned, when the vessel commenced its transit to its first drydock as an FSRU. Operating results for the fourth quarter have therefore been negatively impacted by this offhire time for Golar Spirit and the related fuel costs. All other vessels operated well throughout the quarter with 100 per cent utilization.

Total offhire time for Golar Spirit drydock is now expected to be approximately eleven weeks. This is not however, expected to be indicative of future drydock offhire time. The Golar Mazo is planned to drydock at the beginning of the second quarter of 2013 but no offhire time is expected due to the time allowance for drydocking provided by the charter. The Methane Princess is expected to drydock towards the end of the second quarter of 2013 and approximately 3-4 weeks offhire time is expected.

Towards the end of the first quarter of 2013 the Golar Winter is expected to commence its drydock and agreed modification work. Golar Winter is expected to be offhire for a total of approximately six weeks commencing March/April 2013. Following the completion of the agreed modification work to Golar Winter, Golar Partners will receive approximately $24 million in additional revenue evenly over the remaining term of the contract (eleven years) commencing in the third quarter of 2013. This is before the effect of rate escalation as provided for in the time charter.

Net interest expenses increased to $10.7 million for the fourth quarter of 2012 compared to $6.8 million for the same period in 2011. This is principally due to additional interest cost associated with the vendor loan from Golar in respect of the NR Satu. During the fourth quarter, the Partnership entered into a $155 million term loan facility and a $20 million revolving loan facility with a group of banks and repaid the vendor loan in respect of the NR Satu in December 2012.
Other financial items loss for the fourth quarter of 2012 of $0.5 million is consistent with the loss of $0.5 million for the fourth quarter of 2011.
The Partnership's Distributable Cash Flow2 for the fourth quarter of 2012 was $22.4 million as compared to $25.2 million in the third quarter of 2012. These amounts are after adjustments to remove dropdown vessels results prior to their actual acquisition date. The reduction is due to offhire time and fuel cost related to the Golar Spirit drydocking in the fourth quarter as well as higher average operating costs in the fourth quarter. This is offset in part by the contribution of the Golar Grand from November 8, 2012.
On January 23, 2013, Golar Partners declared an increased distribution for the fourth quarter of $0.50 per unit. This represented a 5.3% increase from the third quarter of 2012 and reflected the full accretive value of the acquisition of the Golar Grand. The dividend was paid on February 14, 2013.

2Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Follow-on Equity Offerings
In November 2012, the Partnership completed its second follow-on equity offering selling a total of 4,300,000 common units, representing limited partner interests, at a price of $30.50 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $3.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. Simultaneously, the Partnership also closed a private placement of 1,524,590 common units to Golar at a price of $30.50 per common unit. The Partnership's total combined net proceeds amounted to approximately $180 million.

Subsequent to the quarter end, in February 2013, the Partnership completed its third follow-on offering selling a total of 3,900,000 common units, representing limited partner interests, at a price of 29.74 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed approximately $2.6 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. Simultaneously, the Partnership also closed a private placement of 416,947 common units to Golar at a price of $29.74 per common unit. The Partnership's total combined net proceeds amounted to approximately $130 million.
Acquisitions

LNG carrier Golar Grand
In November 2012, the Partnership completed the acquisition of interests in the companies that lease and operate the LNG carrier Golar Grand for a purchase price of $265 million. In connection with the acquisition, the Partnership assumed a $90 million finance lease liability (net of restricted cash) in respect of the Golar Grand with the balance of the purchase price funded using the proceeds of its second follow-on equity offering. The Golar Grand is on a three year charter to Methane Services Limited (“MSL”), a wholly owned subsidiary of BG Group. MSL have an option to extend the charter term for an additional three years. The Partnership have also entered into an Option Agreement pursuant to which the Partnership has the right to cause Golar LNG to charter the vessel from March 2015 until October 2017, in the event MSL does not exercise the option to extend. The Partnership estimates that the Golar Grand acquisition will give rise to annual revenues between $42 million and $44 million and annual net cash from operations (before the deduction of interest costs) between $36 million and $38 million during the term of its charter with Methane Services Limited.

LNG carrier Golar Maria

In February 2013, the Partnership completed its acquisition of interests in the company that owns and operates the LNG carrier, the Golar Maria, from Golar LNG for a purchase price of $215 million. The Golar Maria was delivered to its current charterer, LNG Shipping S.p.A. ("LNG Shipping"), a subsidiary of Eni S.p.A in November 2012 under a charter with an initial term expiring in December 2017. The acquisition is expected to generate annual revenues between $28 million and $29 million and annual net cash from operations (before the deduction of interest costs) between $22 million and $24 million during the term of its charter with LNG Shipping.

The Partnership financed the acquisition of the Golar Maria by assuming the debt on the vessel amounting to approximately $89 million and the remainder from the net proceeds of its equity offering that completed in February 2013.

Financing and Liquidity
Bond issuance for NOK 1,300 million
In September 2012, the Partnership successfully completed the issuance of a NOK 1,300 million bond in the Norwegian bond market with maturity expected to be on October 12, 2017. The aggregate net principal amount of the bonds is equivalent to approximately USD 227 million and has been swapped to US dollars, with a fixed interest rate of 6.485%. Golar Partners listed the bonds on the Oslo Stock Exchange in December 2012.
Subsequent to the issuance of the bonds, in October 2012, the Partnership used some of the net proceeds to repay the vendor loan from Golar of $222.3 million in respect of the Golar Freeze acquisition.

NR Satu Debt Financing

In December 2012, PT Golar Indonesia, the company that owns and operates the FSRU, NR Satu, entered into a 7 year secured loan facility. The total facility is $175 million and is split into two tranches, a $155 million term loan facility and a $20 million revolving facility. The facility is with a syndicate of banks and bears interest at LIBOR plus a margin. The facility has a balloon payment of $52.5 million payable after 7 years.

Immediately after the closing of the NR Satu facility, the Partnership used the proceeds to repay the vendor loan from Golar of $155 million in respect of the NR Satu acquisition. The $20 million revolving tranche remains undrawn.

In February 2013, the Partnership entered into interest rate swaps to fix the LIBOR interest rate on a principal amount of $122.5 million in connection with the NR Satu financing at an average rate of 1.27%.

Liquidity Position

As of December 31, 2012 the Partnership had cash and cash equivalents of $66.3 million and undrawn revolving credit facilities of $40 million. Total debt and capital lease obligations net of restricted cash was $930.4 million as of December 31, 2012.
Based on the above debt amount and annualized3 fourth quarter 2012 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 3.9 times.

As of December 31, 2012, Golar Partners had interest rate swaps with a notional outstanding value of $759.6 million (including swaps of notional amount of $227.2 million in connection with the Partnership's bonds) representing approximately 81.6% of total debt and capital lease obligations, net of restricted cash. As noted above, subsequent to the quarter end, the Partnership swapped an additional notional amount of $122.5 million. The average fixed interest rate of swaps related to bank debt and capital lease obligations is approximately 2.5%. Average bank margins paid on outstanding bank debt in addition to the interest rate are approximately 1.84%. The all in rate of interest payable on the Partnerships bonds is 6.485%.

3Annualized means the figure for the quarter multiplied by 4.
4Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Since Golar Partners IPO in April 2011 quarterly distributions have increased from the minimum quarterly distribution of $0.385 per unit to $0.475 as paid prior to December 31, 2012. This represents an increase of 23.4%. As a result of the Golar Grand acquisition, Golar Partners' has further increased quarterly distributions from $0.475 per unit to $0.50 per unit. This increased distribution, representing a 5.3% increase, was declared for the fourth quarter of 2012 and paid in February 2013.

Following the acquisition of the Golar Maria the Partnership's management intends to recommend to the Board an increase in the Partnership's quarterly cash distribution of between $0.0125 and $0.0175 (or an annualized increase of between $0.05 and $0.07), which would become effective for the distribution with respect to the quarter ending March 31, 2013. If approved this would result in a quarterly distribution level of between $0.5125 and $0.5175 representing an increase of between 2.5% and 3.5% over the $0.50 distribution paid in February 2013.

The Board is pleased with the acquisition of the Golar Maria, particularly as it is further demonstration of the strong incentive of both the Partnership and Golar to pursue further drop-down transactions. It also maintains the pace of strong distribution growth that the Partnership is highly focused on.

First quarter 2013 operating results will be positively impacted by the acquisition of the Golar Maria but will also reflect offhire related to the Golar Spirit drydock and the likely commencement of the Golar Winter drydock and modification work. The rate increase in connection with the Golar Winter modification work will commence in the third quarter of 2013.

Golar has a fleet of eleven newbuild LNG carriers, four of which deliver in 2013 and two FSRU's, one of which delivers in 2013. With strong market fundamentals and this fleet of potential drop-down vessels that Golar owns, the Board remains optimistic that Golar Partners can continue its high growth rate and continue to increase distributions over the long-term.

February 28, 2013
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2012	2011 [1]	2012 [1]	2012 [1]	2011 [1]
	Oct-Dec	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands)

Total operating revenues	$77,172	$57,399	$79,662	$286,630	$225,452
Vessel operating expenses	13,037	9,114	10,891	45,474	39,212
Voyage costs	2,252	(55)	1,177	4,471	785
Administrative expenses	1,555	1,742	1,677	7,269	8,234
Depreciation and amortization	14,367	11,134	13,911	51,167	45,316
Total operating expenses	31,211	21,935	27,656	108,381	93,547
Operating income	45,961	35,464	52,006	178,249	131,905
Financial income (expenses)
Interest income	333	547	439	1,797	1,640
Interest expense	(11,012)	(7,366)	(10,678)	(38,090)	(19,581)
Other financial items	(516)	(540)	(1,043)	(5,389)	(18,521)
Net financial expenses	(11,195)	(7,359)	(11,282)	(41,682)	(36,462)
Income before tax and non-controlling interests	34,766	28,105	40,724	136,567	95,443
Tax	(4,478)	(516)	(3,332)	(9,426)	(45)
Net income	30,288	27,589	37,392	127,141	95,398
Net income attributable to non-controlling interests	(2,988)	(2,439)	(2,760)	(10,723)	(9,863)
Net income attributable to Golar LNG Partners LP Owners	$27,300	$25,150	$34,632	$116,418	$85,535

(1) Results for the Golar Grand and the NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership and are included in the results of all periods presented.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At December 31,	At December 31,
	2012 [1]	2011 [1]
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	66,327	49,218
Restricted cash and short-term investments	30,900	24,512
Other current assets	6,260	3,873
Amounts due from related parties	3,883	3,235
Total Short-term Assets	107,370	80,838
Long-term
Restricted cash	190,523	185,270
Vessels and vessels under capital leases, net	1,192,779	1,163,924
Other long term assets	20,302	7,781
Total Assets	$1,510,974	$1,437,813

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	64,822	49,906
Current portion of obligations under capital leases	5,837	5,909
Other current liabilities	94,629	83,455
Amounts due to related parties	4,429	—
Total Short-term Liabilities	169,717	139,270
Long-term
Long-term debt	639,697	350,668
Long-term debt due to related parties	34,953	222,310
Obligations under capital leases	406,534	399,934
Other long-term liabilities	18,529	27,599
Total Liabilities	1,269,430	1,139,781

Equity
Owners' and Dropdown Predecessor equity	—	208,069
Total Partners' capital	178,675	32,069
Accumulated other comprehensive loss	(8,989)	(5,039)
Non-controlling interest	71,858	62,934

Total liabilities and equity	$1,510,974	$1,437,814

(1) Results for the Golar Grand and the NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership and are included in the results of all periods presented.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	2012	2011
	Jan-Dec[1]	Jan-Dec[1]

OPERATING ACTIVITIES
Net income	127,141	95,398
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,167	45,316
Amortization of deferred tax benefit on intragroup transfers	(912)	(2,363)
Amortization of deferred charges	1,122	931
Drydocking expenditure	(8,288)	(10,543)
Trade accounts receivable	173	1,698
Inventories	(849)	1,440
Prepaid expenses, accrued income and other assets	(6,948)	295
Amount due to/ from related companies	3,781	16,240
Trade accounts payable	2,617	(1,281)
Accrued expenses and deferred income	14,015	1,134
Unrealized foreign exchange losses	13,893	1,040
Interest element included in obligations under capital leases	401	897
Other current liabilities	(17,016)	6,769
Net cash provided by operating activities	180,297	156,971

INVESTING ACTIVITIES
Additions to vessels and equipment	(72,286)	(100,259)
Restricted cash and short-term investments	(6,512)	(2,622)
Net cash used in investing activities	(78,798)	(102,881)

FINANCING ACTIVITIES
Proceeds from issuance of equity	401,852	—
Proceeds from long-term debt	537,194	222,310
Repayments of obligations under capital leases	(6,287)	(6,151)
Repayments of long-term debt	(427,217)	(58,832)
Non-controlling interest dividend	(1,799)	(2,400)
Cash distributions paid	(77,588)	(29,276)
Financing costs paid	(8,403)	(856)
Dropdown Predecessor dividend	—	(24,336)
Distribution to Golar LNG for acquisition of Freeze	—	(231,579)
Distribution to Golar LNG for acquisition of NR Satu	(387,993)	—
Distribution to Golar LNG for acquisition of Grand	(176,769)	—
Contributions from (Dropdown Predecessor) owner's funding	62,620	72,689
Net cash used in financing activities	(84,390)	(58,431)

Net increase in cash and cash equivalents	17,109	(4,341)
Cash and cash equivalents at beginning of period	49,218	53,559
Cash and cash equivalents at end of period	$66,327	$49,218

(1)
Cash flows relating to the Grand and NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published cash flows of the Partnership.

(2)
On April 13, 2011, the Partnership completed its initial public offering (“IPO”). Prior to April 13, 2011, the results of operations, cash flows and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity's historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership's interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”). Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2011 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3) Subsequent to the IPO in April 2011, the Partnership acquired from Golar LNG Limited, 100% interests in subsidiaries which own and operate the FSRUs, the Golar Freeze and the NR Satu, and subsidiaries that lease and operate the LNG carrier, the Golar Grand on October 19, 2011, July 19, 2012 and November 8, 2012, respectively. These transactions are deemed also to be a reorganization of entities under common control. As a result, the Partnership's financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, the NR Satu and the Golar Grand, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar LNG Limited. The basis is similar to the carve out of the initial fleet as described above using a historical combined carve-out basis.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor's net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended December 31, 2012	Three months ended September 30, 2012
Net income	$30,288	$37,392
Add:
Depreciation and amortization (excluding Dropdown Predecessor prior to acquisition)	13,913	12,047
Unrealized (gain)/loss from interest rate derivatives	(1,554)	685
Unrealized net (gain)/loss from foreign exchange and related foreign currency derivatives	(463)	(1,545)

Less:
Net (income)/loss attributable to Dropdown Predecessor	(3,541)	(9,273)
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(12,624)	(10,518)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,654)	(3,628)

Distributable cash flow	$22,365	$25,160

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended December 31,
(in thousands)	2012	2011
Net income	$30,288	$27,589

Depreciation and amortization	14,367	11,134
Interest income	(333)	(547)
Interest expense	11,012	7,366
Other financial items	516	540
Taxes	4,478	516

Adjusted EBITDA	$60,328	$46,598
Annualized adjusted EBITDA	$241,312	$186,392

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	The contributions to Golar Partners' operating results of the LNG carriers, the Golar Grand and the Golar Maria, which we acquired in November 2012 and February 2013, respectively;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Grand, and the Golar Maria;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.